Kiewit Investment Fund LLLP
PO Box 182913
Columbus, OH 43218-2913

September 19, 2006

Dear Limited Partner:

As you know, Kiewit Investment Fund LLLP (the “Fund”) previously announced an offer to purchase up to 541 limited partnership units (“Units”) of the Fund (approximately 5% of the outstanding Units), for cash, at a price equal to the net asset value (“NAV”) per Unit determined as of September 29, 2006.

Since you will not know the NAV per Unit as of September 29, 2006 prior to the expiration of the tender offer, for your information the Fund has calculated the NAV as of September 18, 2006.  The NAV as of September 18, 2006 is $16,321.97 per Unit.  The NAV may fluctuate between September 18, 2006 and September 29, 2006, the scheduled expiration date of the tender offer.

However, if more than 5% of the total number of Units tendered are from Unitholders who did not return their Tender Intention Forms on or prior to July 31, 2006 (“the Notification Deadline”), the tender offer will be cancelled.  The number of Units included on Tender Intention Forms received by the Notification Deadline was 74.666 Units.  If all of those units are tendered and not withdrawn, the maximum number of additional Units that may be tendered without resulting in a cancellation of the tender offer is 3.929 Units.

If you have any questions regarding the tender offer, please contact the Fund at 1-800-443-4306, from 7:00 a.m. to 5:00 p.m. (Central Time), Monday through Friday, or by e-mail at kifinfo@bisys.com.

Sincerely,
Robert L. Giles, Jr.
Chief Executive Officer and
Chief Compliance Officer

The tender offer is being made pursuant to an offer to purchase and related letter of transmittal, each of which is filed as an exhibit to the Fund’s Schedule TO which was filed with the Securities and Exchange Commission on July 5, 2006.*

Must be preceded or accompanied by a prospectus.
*The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of the Prospectus.
An investment in the Fund is subject to significant risk. Principal loss is possible.
Quasar Distributors, LLC, Distributor (9/06)